# SEC Schedule 13D/A (Amendment No. 50) — Beneficial ownership report by holders of more than 5% of a class

Issuer: Appian Corporation, CIK 0001441683
CUSIP: 03782L101
Title of class of securities: Class A Common Stock, $0.0001 par value
Address of issuer's principal executive offices: 7950 Jones Branch Drive, McLean, Virginia (VA), 22102
Date of event which requires filing of this statement: 07/18/2025
Filed by CIK 0001508239
Persons authorized to receive notices and communications: Abdiel Capital, 90 Park Avenue, 29th Floor, Attn: Colin T. Moran, New York, New York (NY), 10016, (646) 496-9202

## Reporting persons
- Abdiel Qualified Master Fund, LP (CIK 0001508239): type of reporting person: partnership (PN); citizenship or place of organization: Cayman Islands (E9); source of funds: other (OO); sole voting power 0; shared voting power 6,136,693; sole dispositive power 0; shared dispositive power 6,136,693; aggregate amount beneficially owned 6,136,693 (14.2% of the class)
- Abdiel Capital, LP (CIK 0001362771): type of reporting person: partnership (PN); citizenship or place of organization: Delaware (DE); source of funds: other (OO); sole voting power 0; shared voting power 294,444; sole dispositive power 0; shared dispositive power 294,444; aggregate amount beneficially owned 294,444 (0.7% of the class)
- Abdiel Partners, LLC (CIK 0001963356): type of reporting person: other (OO); citizenship or place of organization: Delaware (DE); source of funds: other (OO); sole voting power 0; shared voting power 7,793; sole dispositive power 0; shared dispositive power 7,793; aggregate amount beneficially owned 7,793 (0% of the class)
- Abdiel Capital Management, LLC (CIK 0001659179): type of reporting person: other (OO); citizenship or place of organization: Delaware (DE); source of funds: other (OO); sole voting power 0; shared voting power 6,431,137; sole dispositive power 0; shared dispositive power 6,431,137; aggregate amount beneficially owned 6,431,137 (14.9% of the class)
  Comment: Rows 8, 10 and 11. Consists of 6,136,693 shares of Class A Common Stock held by Abdiel Qualified Master Fund, LP and 294,444 shares of Class A Common Stock held by Abdiel Capital, LP.
- Abdiel Capital Advisors, LP (CIK 0001578684): type of reporting person: partnership (PN), investment adviser (IA); citizenship or place of organization: Delaware (DE); source of funds: other (OO); sole voting power 0; shared voting power 6,438,930; sole dispositive power 0; shared dispositive power 6,438,930; aggregate amount beneficially owned 6,438,930 (14.9% of the class)
  Comment: Rows 8, 10 and 11. Consists of 6,136,693 shares of Class A Common Stock held by Abdiel Qualified Master Fund, LP, 294,444 shares of Class A Common Stock held by Abdiel Capital, LP. and 7,793 shares of Class A Common Stock held by Abdiel Partners, LLC.
- Colin T. Moran (CIK 0001659198): type of reporting person: individual (IN); citizenship or place of organization: United States (X1); source of funds: other (OO); sole voting power 0; shared voting power 6,438,930; sole dispositive power 0; shared dispositive power 6,438,930; aggregate amount beneficially owned 6,438,930 (14.9% of the class)
  Comment: Rows 8, 10 and 11. Consists of 6,136,693 shares of Class A Common Stock held by Abdiel Qualified Master Fund, LP, 294,444 shares of Class A Common Stock held by Abdiel Capital, LP. and 7,793 shares of Class A Common Stock held by Abdiel Partners, LLC.

## Item 1. Security and Issuer
Title of class of securities: Class A Common Stock, $0.0001 par value
Name of issuer: Appian Corporation
Address of issuer's principal executive offices: 7950 Jones Branch Drive, McLean, Virginia (VA), 22102
Comment: Reference is hereby made to the statement on Schedule 13D filed with the Securities and Exchange Commission by the Reporting Persons with respect to the Class A Common Stock of the Issuer on June 12, 2017, Amendment No. 1 thereto on June 27, 2017, Amendment No. 2 thereto on June 29, 2017, Amendment No. 3 thereto on July 3, 2017, Amendment No. 4 thereto on July 7, 2017, Amendment No. 5 thereto on July 12, 2017, Amendment No. 6 thereto on July 31, 2017, Amendment No. 7 thereto on October 26, 2017, Amendment No. 8 thereto on November 20, 2017, Amendment No. 9 thereto on November 30, 2017, Amendment No. 10 thereto on December 12, 2017, Amendment No. 11 thereto on December 15, 2017, Amendment No. 12 thereto on February 23, 2018, Amendment No. 13 thereto on March 20, 2018, Amendment No. 14 thereto on March 27, 2018, Amendment No. 15 thereto on April 25, 2018, Amendment No. 16 thereto on April 30, 2018, Amendment No. 17 thereto on August 3, 2018, Amendment No. 18 thereto on August 24, 2018, Amendment No. 19 thereto on October 5, 2018, Amendment No. 20 thereto on October 15, 2018, Amendment No. 21 thereto on October 31, 2018, Amendment No. 22 thereto on November 2, 2018, Amendment No. 23 thereto on December 17, 2018, Amendment No. 24 thereto on February 22, 2019, Amendment No. 25 thereto on September 9, 2019, Amendment No. 26 thereto on December 3, 2020, Amendment No. 27 thereto on February 1, 2021, Amendment No. 28 thereto on May 5, 2022, Amendment No. 29 thereto on May 9, 2022, Amendment No. 30 thereto on May 11, 2022, Amendment No. 31 thereto on May 25, 2022, Amendment No. 32 thereto on November 14, 2022, Amendment No. 33 thereto on January 19, 2023, Amendment No. 34 thereto on January 26, 2023, Amendment No. 35 thereto on October 6, 2023, Amendment No. 36 thereto on November 9, 2023, Amendment No. 37 thereto on December 14, 2023, Amendment No. 38 thereto on February 23, 2024, Amendment No. 39 thereto on July 9, 2024, Amendment No. 40 thereto on July 12, 2024, Amendment No. 41 thereto on July 24, 2024, Amendment No. 42 thereto on August 2, 2024, Amendment No. 43 thereto on August 15, 2024, Amendment No. 44 thereto on August 26, 2024, Amemndment No. 45 thereto on April 15, 2025, Amendment No. 46 thereto on May 20, 2025, Amendment No. 47 thereto on June 3, 2025, Amendment No. 48 thereto on June 10, 2025 and Amendment No. 49 thereto on July 9, 2025 (as so amended, the "Schedule 13D"). This Amendment No. 50 thereto supplements and amends the statement on Schedule 13D. Terms defined in the Schedule 13D are used herein as so defined.

## Item 2. Identity and Background
Name of person filing: This Schedule 13D is filed by and on behalf of (i) Abdiel Qualified Master Fund, LP; (ii) Abdiel Capital, LP; (iii) Abdiel Partners, LLC; (iv) Abdiel Capital Management, LLC; (v) Abdiel Capital Advisors, LP; and (vi) Colin T. Moran (each, a "Reporting Person" and collectively, the "Reporting Persons"). The agreement among the Reporting Persons to file jointly (the "Joint Filing Agreement") was filed as Exhibit A to the initial filing and an amendment to the Joint Filing Agreement was filed as Exhibit A to Amendment No. 34.
Residence or business address: For each Reporting Person: 90 Park Avenue, 29th Floor New York, NY 10016
Present principal occupation or employment: Each of Abdiel Qualified Master Fund, LP, Abdiel Capital, LP and Abdiel Partners, LLC is a private investment vehicle, the principal business of which is to make investments. The principal business of Abdiel Capital Management, LLC is to act as the general partner of Abdiel Qualified Master Fund, LP and Abdiel Capital, LP. The principal business of Abdiel Capital Advisors, LP is to act as the investment manager of Abdiel Qualified Master Fund, LP, Abdiel Capital, LP. and Abdiel Partners, LLC. Colin T. Moran serves as managing member of Abdiel Capital Management, LLC and Abdiel Capital Partners, LLC, which serves as the general partner of Abdiel Capital Advisors, LP. and managing member of Abdiel Partners, LLC.
Criminal convictions in the last five years: For each Reporting Person: No
Civil proceedings (securities laws) in the last five years: For each Reporting Person: No
Citizenship: Abdiel Qualified Master Fund, LP is a Cayman Islands limited partnership. Each of Abdiel Capital, LP and Abdiel Capital Advisors, LP is a Delaware limited partnership. Each of Abdiel Capital Management, LLC and Abdiel Partners, LLC is a Delaware limited liability company. Colin T. Moran is citizen of the United States.

## Item 3. Source and Amount of Funds or Other Consideration
Source and amount of funds or other consideration: Not Applicable

## Item 4. Purpose of Transaction
Purpose of transaction: Not Applicable

## Item 5. Interest in Securities of the Issuer
Aggregate number and percentage of the class beneficially owned: The information requested by this paragraph is incorporated herein by reference to the cover pages to this Amendment No. 50 to Schedule 13D. Percentage ownership is based on 43,140,083 shares of Class A Common Stock outstanding as of May 5, 2025, as reported in the Issuer's Report on Form 10-Q for the period ended March 31, 2025 filed with the Securities and Exchange Commission on May 8, 2025.
Number of shares as to which each person has sole or shared power to vote or dispose: The information requested by this paragraph is incorporated herein by reference to the cover pages to this Amendment No. 50 to Schedule 13D.
Transactions in the class effected during the past sixty days: Information with respect to all transactions in the Class A Common Stock effected by the Reporting Persons since the filing of Amendment No. 49 to Schedule 13D is incorporated herein by reference to Exhibit A hereto.
Other persons with the right to receive dividends or sale proceeds: Not Applicable
Date on which the reporting person ceased to be the beneficial owner of more than five percent of the class: Not Applicable

## Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer
Contracts, arrangements, understandings or relationships: Not Applicable

## Item 7. Material to be Filed as Exhibits
Material filed as exhibits: Exhibit A - Transactions Effected since the filing of Amendment No. 49 to Schedule 13D

## Signatures
- Abdiel Qualified Master Fund, LP: /s/ Colin T. Moran, Colin T. Moran, Managing Member of Abdiel Capital Management, LLC, its General Partner (07/22/2025)
- Abdiel Capital, LP: /s/ Colin T. Moran, Colin T. Moran, Managing Member of Abdiel Capital Management, LLC, its General Partner (07/22/2025)
- Abdiel Partners, LLC: /s/ Colin T. Moran, Colin T. Moran, Managing Member of Abdiel Capital Partners, LLC, its Managing Member (07/22/2025)
- Abdiel Capital Management, LLC: /s/ Colin T. Moran, Colin T. Moran, Managing Member (07/22/2025)
- Abdiel Capital Advisors, LP: /s/ Colin T. Moran, Colin T. Moran, Managing Member of Abdiel Capital Partners, LLC, its General Partner (07/22/2025)
- Colin T. Moran: /s/ Colin T. Moran, Colin T. Moran, individually (07/22/2025)